UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004 (August 10, 2004)

Commission File Number: 1-9141

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto as Exhibit A is a press release of The News Corporation Limited (“News Corporation”) dated August 10, 2004 relating to the approval by the Board of Directors of News Corporation of a proposed reorganization of the company.

Such announcement was released to the Australian Stock Exchange and in New York on August 10, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: August 10, 2004	By:	/S/ ARTHUR M. SISKIND
Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit		Page No. in Sequential Numbering System

A.	Press Release of The News Corporation Limited dated August 10, 2004.	6

EXHIBIT A

News Corporation

NEWS RELEASE

For Immediate Release	Contact: Andrew Butcher 212-852-7070

Special Committee and Board of Directors Unanimously

Recommend Proposed Reorganization

NEW YORK, NY, August 10, 2004 – News Corporation today announced that a Special Committee of Non-Executive Directors and the full Board of Directors have unanimously recommended the proposed reorganization of the Company. The reorganization plan, provisionally announced in April, will change the Company’s place of incorporation to the United States. In connection with this reorganization, the Company will also acquire from the Murdoch Interests the 58% controlling holding in Queensland Press Pty Ltd (QPL) not already owned by News Corporation through the acquisition of the Cruden Group of companies.

The principal assets of the Cruden Group are shares of News Corporation and a 58% interest in QPL. QPL owns a publishing business that includes two metropolitan and eight regional newspapers in Queensland, Australia, as well as shares of News Corporation.

The Special Committee retained independent legal counsel, and retained UBS as independent financial adviser, to advise it with respect to the Cruden/QPL transaction and the reincorporation. The Special Committee has unanimously recommended the transactions to the Board. In reaching its recommendation, the Special Committee considered the fairness opinion of UBS Australia with respect to the consideration to be paid by the Company in the Cruden/QPL transaction and financial and market advice given by UBS with respect to the reincorporation.

The proposed reorganization and the relevant documentation will now be presented to the Australian Securities and Investments Commission (ASIC) and the Australian Federal Court for approval to convene a meeting of News Corporation’s ordinary and preferred shareholders and optionholders so that they can formally consider and vote on the proposal.

The Company has appointed Grant Samuel & Associates Pty Ltd as an independent expert to opine on the fairness of the proposed transactions. If approved, the proposed transactions are expected to be completed by the end of this calendar year.

Under the reorganization plan, existing News Corporation shareholders will receive shares in a U.S. entity (News Corp US). News Corp US will have a primary listing on the New York Stock Exchange and secondary listings on the Australian Stock Exchange and the London Stock Exchange. Following the completion of the reorganization, News Corp US will be called “News Corporation”.

As a result of the reorganization, News Corporation shareholders and optionholders will receive shares and options in News Corp US at a one-for-two ratio. The exchange ratio is designed such that shares of News Corp US will trade at prices regarded as appropriate in both the U.S. and Australian markets.

1211 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10036 • newscorp.com

News Corporation NEWS RELEASE

The Special Committee, advised by UBS, and the Murdoch Interests have agreed to a valuation of A$2.45 billion, after deducting approximately A$500 million of debt, for the QPL publishing business. The Murdoch Interests will receive voting common stock in News Corp US in exchange for the value of their 58% pro-rata ownership of the QPL publishing business, net of debt, based on the average closing price of the shares of News Corporation on the Australian Stock Exchange for the five trading days ending on July 15, 2004 (A$12.13 per ordinary share and A$11.35 per preference share). In exchange for the News Corporation shares they own directly through the Cruden Group and indirectly through QPL, the Murdoch Interests will receive shares of News Corp US in the same exchange ratio as all other holders of News Corporation shares in the reorganization. The shares of News Corp US non-voting stock that the Murdoch Interests receive will be reduced by the number of shares equal in value to the net debt of the Cruden Group, which approximates A$345 million. After the transactions are completed, the Murdoch Interests will own approximately 29.48% of the voting shares of News Corp US, which is slightly less than the 29.87% of the voting shares of News Corporation that the Murdoch Interests currently control.

News Corporation believes the proposed transactions have several potential benefits for shareholders, including:

•	Enhanced US-based demand for the Company’s shares and improved overall stock performance, over time, resulting from an expanded active US shareholder base and expected inclusion in major US indices;

•	Potential narrowing of the trading discount of the non-voting shares relative to the voting shares, further enhancing the relative value of the non-voting shares;

•	Improved access to a larger pool of capital available in the US, thereby providing greater financial flexibility and lower cost of capital for acquisitions and capital raising;

•	Full consolidation of the QPL publishing business, an extremely attractive newspaper business with strong growth and profitability characteristics;

•	Reduced corporate complexity; and

•	External reporting in a manner consistent with News Corp US’s peer group.

A more complete explanation of the advantages, disadvantages and risks to shareholders and optionholders of the proposed transaction will be available in a detailed Information Memorandum that will be sent to shareholders in the coming months. The Information Memorandum will contain details regarding the differences between News Corp US shares and shares of News Corporation.

Last week, Standard & Poors confirmed that if News Corp US were to be added to the S&P 500 index, the Company would be progressively removed from the S&P/ASX indices over a nine month period in four equal (25%) phases. The start date of the transition will be announced with a minimum of three weeks notice.

News Corporation’s commitment to its Australian operations will not be diminished following the reorganization, and in fact they will be considerably expanded through the 100% ownership of QPL. In addition, the Company plans to hold annual information meetings for the shareholders in Australia after the reorganization.

News Corporation urges all shareholders and optionholders to carefully review the Information Memorandum, which will be mailed to them in the coming months.

1211 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10036 • newscorp.com

News Corporation NEWS RELEASE

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of March 31, 2004 of approximately US$52 billion and total annual revenues of approximately US$20 billion. News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

For more information about News Corporation, please visit www.newscorp.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy securities of News Corp US. The securities of News Corp US have not been registered under the Securities Act, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. One can identify these forward-looking statements by use of words such as “will,” “would,” “intends,” and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements include, but are not limited to, the prospects for obtaining the necessary approvals and consents associated with the reincorporation, the effect of the reincorporation on shareholders of News Corporation and others, the ability of News Corp US securities to be included in certain index funds, the ability of News Corp US to effect the reincorporation within the time schedule anticipated, and News Corporation’s plans, objectives, expectations and intentions and other statements that are not historical facts.

1211 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10036 • newscorp.com